Pacer Funds Trust
500 Chesterfield Parkway
Malvern, Pennsylvania 19355

April 6, 2022

VIA EDGAR TRANSMISSION

Mr. Timothy Worthington
United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re:    Pacer Funds Trust (the “Trust”)
Pacer BlueStar Digital Entertainment ETF
Pacer BlueStar Engineering the Future ETF
(together, the “Funds”)
File Nos.: 333-201530 and 811-23024
Dear Mr. Worthington:
This correspondence responds to additional comments that the Trust received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission with respect to Post-Effective Amendment No. 83 to the Trust’s Registration Statement on Form N-1A filed December 6, 2021 (the “Amendment”) with respect to the Funds, each a series of the Trust. For your convenience, the comments have been reproduced with a response following each comment. Capitalized terms not otherwise defined have the same meaning as in the Amendment.
Comment 1.Please clarify the Fund’s 80% policy to clearly tie the revenue test (e.g., majority revenue) to a defined term.
Response:    The Trust has made the requested changes. Updated disclosure is attached at Appendix A.

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If you have any questions regarding the above responses, please do not hesitate to contact the undersigned at 920.360.7173 or alyssa.bernard@usbank.com.
Sincerely,

/s/ Alyssa M. Bernard
Alyssa M. Bernard
Vice President
U.S. Bank Global Fund Services,
as Administrator for the Trust

Appendix A

Principal Investment Strategies of the Fund
The Fund employs a “passive management” (or indexing) investment approach designed to track the total return performance, before fees and expenses, of the Index.
BlueStar Global Online Gambling, Video Gaming, and eSports Index
The Index is a rules-based index that consists of globally-listed stocks and depositary receipts of digital entertainment companies, as described below. Companies eligible to be added to the Index are those that derive at least 50% of their revenues from the following activities: online gambling platforms or software related to online gambling; video game development and software related to the development of video games or hardware such as computer processors and graphics cards used in video gaming systems, controllers, headsets, and gaming consoles; and streaming services or video games and/or hardware for use in eSports events or that are involved in eSports events such as league operators, teams, distributors and platforms, (collectively, “Digital Entertainment”) as determined by MV Index Solutions (the “Index Provider”).
To be added to the Index, an Index component must derive at least 50% of its revenue from Digital Entertainment; and must have a market capitalization greater than or equal to US$150 million; a three-month average-daily-value-traded of at least US$1 million at the current reconstitution and also at the previous two quarters; and average monthly volume of at least 250,000 shares over the last six months at the current reconstitution and also at the previous two quarters. Current components are eligible to remain in the Index if they derive at least 25% of their revenue from Digital Entertainment; and they meet the following reduced thresholds: a market capitalization exceeding US$75 million; a three-month average-daily-trading value of at least US$600,000 at the current reconstitution or at one of the previous two quarters; and at least 200,000 shares traded per month over the last six months at the current reconstitution or at one of the previous two quarters. The above criteria are referred to as the Index’s “Investibility Requirements.” The Index may include companies of any market capitalization that meets the Investibility Requirements, but has significant exposure to large- and mid-capitalization companies.
Index components are divided into two tiers: The first tier consists of companies that develop or operate online gambling or betting platforms or related software (“Online Gambling Companies”). The second tier consists of companies that (i) develop and/or publish video games, facilitate the streaming or distribution of video games, or produce hardware used in video games (e.g., computer processors and graphics cards used in video gaming systems, controllers, headsets, and gaming consoles); (ii) develop or operate streaming services, video games, or hardware for use in eSports events; or (iii) are involved in eSports events, such as league operators, teams, distributors, and platforms (collectively, “eSports Companies”). eSports are a form of competition using video games, often taking the form of organized, multiplayer video game competitions, and eSports companies include augmented and virtual reality video games.
At the time of each quarterly rebalance and reconstitution of the Index, companies meeting the Investibility Requirements are added to the Index based on their free-float market capitalization (from largest to smallest) until the aggregate free-float market capitalization of companies in the Index from the applicable tier is at least 90% of the free-float market capitalization of all companies from such tier that meet the Investibility Requirements. For example, if the aggregate free-float market capitalization of all eSports Companies meeting the Investibility Requirements was US$1.5 trillion, the largest eSports Companies meeting the Investibility Requirements would be included in the Index until their aggregate free-float market capitalization was at least US$1.35 trillion. The next largest company from each tier will continue to be added to the Index until at least 25 companies from each tier are included.
At the time of each quarterly review of the Index, each tier is assigned a weight of 50%. Within each tier, companies in the Index are initially weighted by their float-adjusted market capitalization, subject to a maximum weight of 8% for any individual security (3% for companies in the semiconductor industry) and adjustments downward based on certain liquidity criteria. Excess weight resulting from any such adjustments is redistributed among the remaining constituents in the applicable tier equally. The aggregate weight of constituents with a weight of 5% or greater is capped at 50%. In addition, the aggregate weight of companies earning less than 50% of their revenues from Digital Entertainment is capped at 20%.
The Index is rebalanced and reconstituted quarterly after the close of business on the third Friday of March, June, September, and December based on the data of the Wednesday prior to the second Friday of such reconstitution month.
As of February 15, 2022, the Index was composed of 50 constituents, 36 of which were listed on a non-U.S. exchange. The Index was established in 2022 and is owned and maintained by the Index Provider.
The Fund’s Investment Strategy
The Adviser expects that, over time, the correlation between the Fund’s performance and that of the Index, before fees and expenses, will be 95% or better. The Fund will generally use a “replication” strategy to achieve its investment objective, meaning it will invest in all of the component securities of the Index.
Under normal circumstances, at least 80% of the Fund’s net assets (plus any borrowings for investment purposes) will be invested in companies that derive at least 50% of their revenues from Digital Entertainment, as defined above.
As of February 15, 2022, the Index had significant exposure to the consumer discretionary and communication services sectors and significant exposure to Chinese and European companies. To the extent the Index concentrates (i.e., holds more than 25% of its total assets) in the securities of a particular industry or group of related industries, the Fund will concentrate its investments to approximately the same extent as the Index. The Index, and consequently the Fund, is expected to be concentrated in Digital Entertainment companies. The Fund is non-diversified and therefore may invest a larger percentage of its assets in the securities of a single issuer or small number of issuers than diversified funds.